Expedia AGREES TO Acquire HOmeaway November 2015 Filed by Expedia, Inc. Pursuant to Rule 425 under the Securities Act of1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended Subject Company: HomeAway, Inc. (Commission File No. 001-35215)

Safe Harbor and Other Information Forward-Looking Statements. This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These statements are not guarantees of future performance. These forward-looking statements reflect the views of our management regarding current expectations and projections about future events and are based on currently available information. The use of words such as “anticipates,” “estimates,” “expects,” “intends,” “plans,” and “believes,” among others, generally identifies forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, but not limited to: an increasingly competitive global environment; risks related to our dynamic industry; changes in search engine algorithms and dynamics or other traffic-generating arrangements; our failure to maintain and expand our relationships and contractual agreements with travel suppliers or travel distribution partners; our failure to maintain and expand our brand awareness or increased costs to do so; our failure to invest in and adapt to technological developments or industry trends; risks relating to our acquisitions, investments or significant commercial arrangements; risks relating to our operations in international markets, including China; our failure to comply with current laws, rules and regulations, or changes to such laws, rules and regulations; application of existing tax laws, rules or regulations; amendment to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations; adverse outcomes in legal proceedings to which we are a party; declines or disruptions in the travel industry; payments-related and fraud risks; fluctuations in foreign exchange rates; volatility in our stock price; liquidity constraints or our inability to access the capital markets when necessary or desirable; system interruption, security breaches or lack of redundancy in our information systems; our failure to comply with governmental regulation and other legal obligations related to our processing, storage and use of personal information, payment card information and other consumer data; failure to retain or motivate key personnel or hire, retain and motivate qualified personnel, including senior management; changes in control of the Company; management and director conflicts of interest; risks related to actions taken by our business partners and third party service providers, including failure to comply with our requirements or standards or the requirements or standards of governmental authorities, or any cessation of their operations; risks related to the failure of counterparties to perform on financial obligations; risks related to our long-term indebtedness; our inability to effectively operate our businesses due to restrictive covenants in the agreements governing our indebtedness; our failure to protect our intellectual property or proprietary information from copying or use by others, including potential competitors; and other risks detailed in Expedia, Inc.’s public filings with the SEC, including our annual report on Form 10-K for the year ended December 31, 2014 and our quarterly report on Form 10-Q for the quarter ended September 30, 2015. Additional risks relating to the HomeAway transaction, include but are not limited to, the ability of the parties to consummate the proposed transaction on a timely basis or at all and the satisfaction of the conditions precedent to consummation of the proposed transaction, including majority of HomeAway’s shares being validly tendered into the exchange offer, the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Expedia to successfully integrate HomeAway’s operations; the ability of Expedia to implement its plans, forecasts and other expectations with respect to HomeAway’s business after the completion of the transaction and realize expected synergies; business disruption following the merger; the proposed transaction may not be completed on the timeframe expected or at all. Other unknown or unpredictable factors also could have a material adverse effect on our business, financial condition and results of operations. Accordingly, you should not place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation and do not intend to update or review any forward-looking or other statements in this presentation, whether as a result of new information, future events or otherwise, even if experience or future events make it clear that any expected results express or implied by these forward-looking statement will not be realized. Please carefully review and consider the various disclosures made in this presentation and in reports filed by Expedia, Inc. with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect the business, prospects and results of operations of Expedia, Inc. Non-GAAP Measures.  Reconciliations to GAAP measures of non-GAAP measures included in this presentation are included in the Appendix.  These measures are intended to supplement, not substitute for, GAAP comparable measures.  Investors are urged to consider carefully the comparable GAAP measures and reconciliations. Industry / Market Data.  Industry and market data used in this presentation have been obtained from industry publications and sources as well as from research reports prepared for other purposes. We have not independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. We have neither sought nor obtained permission to use such data Trademarks & Logos. Trademarks and logos are the property of their respective owners. © 2015 Expedia, Inc. All rights reserved. CST: 2029030-50

Safe Harbor and Other Information, cont. Additional Information and Where to Find It The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Expedia, Inc. ("Expedia") and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission ("SEC"). At the time the exchange offer is commenced, Expedia and its acquisition subsidiary will file a tender offer statement on Schedule TO, Expedia will file a registration statement on Form S-4, and HomeAway will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOMEAWAY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOMEAWAY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of HomeAway stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC's website at www.sec.gov. Additional copies may be obtained for free by contacting Expedia's Investor Relations department at (425) 679-3759. In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Expedia and HomeAway file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Expedia and HomeAway at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Expedia and HomeAway's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov. © 2015 Expedia, Inc. All rights reserved. CST: 2029030-50

Agenda Expedia, Inc. Update HomeAway Opportunity HomeAway Transaction Summary

HomeAway Transaction Highlights

expedia inc.

Transaction	• Expedia will acquire HomeAway for $38.31 per share, or $3.9B equity value, based on Expedia's closing price on November 3, 2015 • Offering ~$1B in cash consideration with the balance in Expedia stock • HomeAway shareholders to receive $10.15 in cash per share and 0.2065 shares of Expedia stock for each share of HomeAway stock owned • Approved by Board of Directors of both companies
Financial Impact	• Improved growth and earnings profile with significant cash flow conversion • Targeting HomeAway Adj. EBITDA of approximately $350M in 2018
Financing	• Cash portion of consideration to be funded with existing sources of liquidity and/or through opportunistic financing • $2.9B of Expedia stock to be issued based on Expedia's closing price on November 3, 2015 • No financing condition
Process and Timing	• Subject to customary closing conditions, including regulatory review • Subject to HomeAway stockholders tendering a majority of HomeAway shares to Expedia • Expect transaction to close in Q1 2016

5

Expedia: Strong Growth, Consistent Execution

Established Brands with Global Reach Brand Recognition in Every Established Market Solid Foothold in Emerging Markets Presence in 65 Countries Sites in 52 Countries 1.2M Vacation Properties across 190 Countries A Leading Hotel Metasearch Company A Leader in Global Corporate Travel A Leader in Alternative Lodging Dynamic portfolio of travel brands with more than 130 sites in over 60 countries featuring the world’s broadest supply portfolio including 271,000 properties in 200 countries, 400 airlines, packages, rental cars, cruises and destination services and activities Pending

Strategic Rationale of HomeAway Acquisition

expedia inc.

Instant leadership position in fast growing ~$100B vacation rental market[1]

Ability to accelerate HomeAway's business model shift and growth via Expedia's transactional business model expertise and technology leadership

Targeting significant earnings growth - HomeAway Adj. EBITDA of $118M for TTM as of September 2015 to a targeted $350M by 2018

Expands Expedia's lodging inventory to include 1.2M vacation rentals providing enhanced distribution to owners and more choice for travelers

Expedia's global demand footprint positions HomeAway to expand into and acquire supply in urban markets

[1]Source: Piper Jaffray

8

Vacation Rentals and Alternative Lodging – A Huge Market, Growing in Importance % of US TRAVELERS WHO HAVE RENTED PRIVATE ACCOMMODATIONS2 Source: Phocuswright research, August 2015 1 Management Estimates 2 Represents % of U.S. travelers who have rented private accommodations in the year indicated. Shared Space represents non-whole home or apartment rentals. $100b vacation rental market represents a huge growth opportunity1

Key Attributes of HomeAway Leader in massive, fast-growing market ~$100B vacation rental market1 Loyal vacation rental owners / managers 72% supplier renewal rates Strong consumer demand 1B site visits TTM (Q3 2015) Profitable growth with high FCF conversion Large inventory 1.2M vacation properties across 190 countries First mover that built a global platform Over 40 sites in over 20 languages Established and trusted brands VRBO, HomeAway, FeWoDirekt, AbritelFrance Further upside from business model shift 665K online bookable properties, up 97% YoY PAID LISTINGS (000s) REVENUE ($M) ADJ. EBITDA2 ($M) FCF3 ($M) ’12 – ’14 CAGR: 21.0% ‘12 – ’14 CAGR: 26.3% ‘12 – ’14 CAGR: 17.3% ‘12 – ’14 CAGR: 22.0% Source: Phocuswright research, HomeAway Investor presentation, HomeAway filings 1Piper Jaffray. 2 Non-GAAP measure. 3 Non-GAAP measure.

The HomeAway Transition Opportunity Note: Airbnb and Booking.com data from Deutsche Bank report, June 2015. HomeAway 2015 gross bookings estimates from Q2 2015 earnings call, August 2015. HomeAway estimated take rate based on ~$15B HomeAway outlook for 2015 gross booking value and ~$500M First Call consensus for 2015 revenue as of November 14, 2015. 2015 Estimated Annual Gross Bookings (Billions) 2015 Estimated Take Rates

Gives Expedia Industry Leading Lodging Position and Expands Addressable Market

expedia inc.

Expedia Already Has Scale in Hotels…

$6.3B
TTM 9/30/15
Revenues



Other[1]
Air
Hotels
70%

~271k Hotels in 200+ Countries

~Only 8% Share of Rooms Booked in the US[2]

… And HomeAway Adds Significantly More Lodging Alternatives

Number of Hotels / Lodging Alternatives[3]



expedia inc.
271,000
HomeAway
1,195,000
expedia inc.
+
HomeAway
1,466,000[4]
tripadvisor
1,670,000
Booking.com
811,000



[1]Other includes Car, Advertising, Destination Services, Insurance, Cruise, Agency Packages, and Other.
[2]Sources: Smith Travel Research and Expedia data.
[3]Hotel data for TripAdvisor and Booking.com obtained from respective company websites. TripAdvisor and Booking.com numbers include 720,000 and 375,000 vacation rental properties, respectively.
[4]Total assumes no overlap between HomeAway and Expedia properties.

12

How Expedia Will Help Improve HomeAway

expedia inc.

Technology leader in travel with proven transactional capabilities

Track record of successful transformations and integrations

Global leader in variable marketing and consumer led innovation (web analytics, A/B Testing)

Enable HomeAway to expedite deployment of new services, such as online booking functionality, payment processing services, and enhanced traveler services and products

Portfolio of leading travel brands bringing massive distribution potential to HomeAway owners and managers

Appetite to invest resources to position HomeAway for medium to long term success

13

APPENDICES

HomeAway Impact to Adjusted EBITDA $ Millions Expedia TTM 3Q15 Homeaway TTM 3Q15 Pro forma Adjusted EBITDA excluding eLong $1,162 eLong Adjusted EBITDA (89) Adjusted EBITDA $1,073 $118 $1,191 Total Debt / EBITDA (Excl. eLong) 2.1 x -  2.1 x Depreciation and Amortization (420) (34) (454) Legal Reserves , Occupancy Tax and Other 104 - 104 Stock-Based Compensation (151) (50) (201) Restructuring Charges (78) -  (78) Realized Loss (Gain) on Revenue Hedges (49) - (50) Operating Income (Loss) $479 $34 $512 Gain on Sale of Business 509 -  509 Foreign Exchange Loss and Other Expenses - (1) - Interest Expense, Net 32 (15) 17 Income (Loss) from Continuing Operations before Income Taxes $1,020 $17 $1,037 Provision for Income Taxes (228) (11) (239) Net Income (Loss) $792 $6 $799 Net (Income) Loss Attributable to Noncontrolling Interests 51 - 50 Net Income (Loss) Attributable to Expedia, Inc. $843 $6 $849 Note: Numbers may not sum due to rounding

$ Millions 2012 2013 2014 TTM 3Q15 Adjusted EBITDA excluding eLong $804 $891 $1,051 $1,162 eLong Adjusted EBITDA (1) (12) (27) (89) Adjusted EBITDA $803 $879 $1,025 $1,073 Depreciation (164) (212) (266) (312) Amortization of Intangible Assets (32) (72) (80) (108) Legal Reserves , Occupancy Tax and Other (117) (78) (42) 104 Stock-Based Compensation (65) (130) (85) (151) Acquisition-related and Other - (10) - - Restructuring Charges - - (26) (78) Realized Loss (Gain) on Revenue Hedges 6 (11) (9) (49) Operating Income (Loss) $432 $366 $518 $479 Gain on Sale of Business - - - 509 Total Other Expense, Net (82) (65) (53) 32 Income (Loss) from Continuing Operations before Income Taxes 350 301 465 1,020 Provision for Income Taxes (47) (84) (92) (228) Income (Loss) from Continuing Operations 303 216 373 792 Discontinued Operations, Net of Taxes (23) - - - Net Income (Loss) 280 216 373 792 Net (Income) Loss Attributable to Noncontrolling Interests - 16 25 51 Net Income (Loss) Attributable to Expedia, Inc. $280 $233 $398 $843 Non-GAAP / GAAP Reconciliation: Adjusted EBITDA Note: Numbers may not sum due to rounding

Non-GAAP / GAAP Reconciliation: Free Cash Flow Note: Numbers may not sum due to rounding and include eLong $ Millions 2009 2010 2011 2012 2013 2014 TTM 3Q15 Cash provided by operations $574 $605 $826 $1,237 $763 $1,367 $1,342 Capital expenditures (79) (136) (208) (236) (309) (328) (714) Free cash flow $495 $469 $618 $1,001 $455 $1,039 $628

$ Millions 3Q15 Expedia (excluding eLong) Adjusted EBITDA excluding the Impacts of Orbitz Worldwide $486 Orbitz Worldwide Deal and Integration Costs (7) Negative Impact of Consolidating the Orbitz Worldwide Financial Statements (10) Expedia (excluding eLong) Adjusted EBITDA $469 eLong Adjusted EBITDA - Adjusted EBITDA $469 Depreciation (87) Amortization of Intangible Assets (31) Legal Reserves , Occupancy Tax and Other 115 Stock-Based Compensation (64) Restructuring Charges (42) Realized Loss (Gain) on Revenue Hedges (14) Operating Income (Loss) $345 Interest Expense, Net (29) Other Expense, Net 26 Income (Loss) from Continuing Operations before Income Taxes 342 Provision for Income Taxes (66) Income (Loss) from Continuing Operations 276 Net (Income) Loss Attributable to Noncontrolling Interests 7 Net Income (Loss) Attributable to Expedia, Inc. $283 Non-GAAP / GAAP Reconciliation: Adjusted EBITDA Note: Numbers may not sum due to rounding

$ Thousands 2012 2013 2014 TTM 3Q15 Adjusted EBITDA $80,317 $96,775 $119,386 $118,196 Depreciation and Amortization (23,489) (25,067) (30,842) (33,505) Stock-Based Compensation (27,033) (37,887) (48,518) (50,423) Operating Income (Loss) $29,795 $33,821 $40,026 $34,268 Foreign Exchange Loss and Other Expenses (2,587) (6,017) (7,182) (1,363) Interest Expense, Net 928 1,211 (11,605) (15,425) Income (Loss) from Continuing Operations before Income Taxes $28,136 $29,015 $21,239 $17,480 Provision for Income Taxes (13,175) (11,724) (7,272) (11,120) Net Income (Loss) $14,961 $17,291 $13,967 $6,360 Net (Income) Loss Attributable to Noncontrolling Interests - 395 (583) (256) Net Income (Loss) Attributable to HomeAway, Inc. $14,961 $17,686 $13,384 $6,104 Non-GAAP / GAAP Reconciliation: Adjusted EBITDA Note: Numbers may not sum due to rounding

Non-GAAP / GAAP Reconciliation: Free Cash Flow Note: Numbers may not sum due to rounding $ Thousands 2012 2013 2014 TTM 3Q15 Cash provided by operations $95,403 $104,362 $145,364 $153,043 Cash paid for interest - - 253 503 Excess tax benefit from stock-based compensation 7,122 8,226 3,092 8,670 Capital expenditures (17,260) (19,616) (31,647) (34,983) Free cash flow $85,265 $92,972 $117,062 $127,233